Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year Ended December 31,
		2007	2006	2005	2004	2003
		(dollars in thousands)
Fixed Charges
1	Interest expensed and capitalized	$28,430	$13,178	$15,102	$14,731	$13,276
2	An estimate of the interest factor in rental expense	5,418	4,607	4,165	2,859	1,776

	Total Fixed Charges	$33,848	$17,785	$19,267	$17,590	$15,052

Earnings
1	Pre-tax income (loss) from continuing operations before minority interests	$201,563	$112,463	$58,239	$24,968	$9,818
2	Fixed charges	33,848	17,785	19,267	17,590	15,052
3	Amortization of capitalized interest (less interest capitalized)	(796)	102	207	316	319

	Total Earnings	$234,615	$130,350	$77,713	$42,874	$25,189

	Ratio of Earnings to Fixed Charges	6.9	7.3	4.0	2.4	1.7